No:

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Circular

Date: 20 June 2011

Key topics

1. Allied Gold Mining PLC
2. ASX Code: ALD
3. Commencement of official quotation at 10:00am ± 30 seconds AEST (8:00am WST) on Tuesday 21 June 2011, on a deferred settlement basis.

Reading List

Banks
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
ASTC Participants
Operations Managers (back office)
ACH Participants
Market Participants

Authorised by

Kerrie Papamihail

Contact

Kerrie Papamihail

Telephone

(08) 9224 0000

ASX Limited
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

No responsibility is accepted for any inaccuracies contained in the matter published.

COMMENCEMENT OF OFFICIAL QUOTATION – ALLIED GOLD MINING PLC

It is anticipated that Allied Gold Mining PLC (the "Company") will be admitted to the official list of the ASX Limited on or before Tuesday 21 June 2011.

Official quotation of the Company's securities is expected to commence with Group 1 at 10:00am ± 30 seconds AEST (8:00am WST) on Tuesday 21 June 2011 on a deferred settlement basis.

For further details please refer to Allied Gold Limited's scheme booklet dated 28 April 2011.

Quoted Securities:	90,304,054 Chess Depository Interests
Issue Price:	Not applicable
ASX Code:	ALDDA (deferred trading) ALD (on commencement of normal trading)
Time:	10:00am ± 30 seconds AEST (8:00am WST)
Date:	21 June 2011
ITS Abbreviation:	ALLIEDGOLD
ISIN:	AU0000ALDDA6 (deferred trading) AU000000ALD4 (on commencement of normal trading)
Home Branch:	Perth
Industry Classification:	Mining Production
Registered Office:	Unit B9 431 Roberts Road Subiaco WA 6008 Telephone: 07 3252 5911 Facsimile: 07 3252 3552 Website: www.alliedgold.com.au
Company Secretary:	Frank Terranova
Share Registry:	Computershare Investor Services Pty Ltd Level 2, 45 St Georges Terrace Perth WA 6000 Telephone: 1300 783 447

Balance Date: 31 December

CHESS: Participating. The Company will also operate an issuer sponsored subregister.

Place of Incorporation: United Kingdom

Dividend Policy: Refer to pages 46 to 47 of Allied Gold Limited's scheme booklet

Activities: Gold production

Securities not quoted:
2,414,583 options exercisable at GBP1.26 expiring on or before 31 October 2011
2,062,500 options exercisable at 1.26 expiring on or before 30 November 2011
250,000 options exercisable at GBP 1.26 on or before 31 December 2011
5,154,166 options exercisable at GBP 1.80 on or before 31 December 2013
41,666 options exercisable at GBP 1.80 on or before 31 December 2013
114,012,743 shares traded on other exchanges

Key Dates:

Court hearing approval of the Scheme	20 June 2011
Scheme Effective Date	20 June 2011
Allied Gold Limited shares suspended from trading	20 June 2011
Allied Gold Mining PLC CDIs expected to commence trading on ASX on a deferred settlement basis **(ASX Code: ALDDA)**	21 June 2011
Scheme Record Date	27 June 2011
Scheme Implementation Date	30 June 2011
Despatch of transaction confirmation statements for Allied Gold Mining PLC CDI's and last day of deferred settlement trading for Allied Gold Mining PLC CDI's	4 July 2011
Normal T + 3 trading of Allied Gold Mining PLC CDIs commences **(ASX Code: ALD)**	5 July 2011

For further information please refer to Allied Gold Limited's scheme booklet dated 28 April 2011 or call 1800 669 201 or email info@alliedgold.com.au